Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 22 November, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 22 November 2021: Results of the annual general meeting of Sasol held on Friday, 19 November 2021

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("**Sasol**" or "the **Company**")

RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON FRIDAY, 19 NOVEMBER 2021

Sasol shareholders are hereby advised of the results of the business conducted at the annual general meeting of Sasol held on Friday, 19 November 2021.

All the resolutions were passed by the requisite number of voting rights exercised. The results are as follows:

1.   The audited annual financial statements of the Company and the Group, including the reports of the directors, external auditors, the Audit Committee and the Safety, Social and Ethics Committee for the financial year ended 30 June 2021, were presented.

2.   Non-binding advisory resolution number 1: To endorse, on a non-binding advisory basis, the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 627 833	74.07%	86.90%	13.10%	0.15%

3.   Non-binding advisory resolution number 2: To endorse, on a non-binding advisory basis, the implementation report of the Company's remuneration policy

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 446 767	74.04%	86.11%	13.89%	0.18%

4.   Non-binding advisory resolution number 3: To endorse, on a non-binding advisory basis, the Company's 2021 Climate Change Report which sets out Sasol's climate change ambition, strategy and its actions

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
463 201 760	72.90%	96.63%	3.37%	1.32%

5.   Ordinary resolution number 1- 1: To re-elect Mr M J Cuambe as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 649 419	74.07%	99.47%	0.53%	0.14%

6. Ordinary resolution number 1- 2: To re-elect Ms M B N Dube as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 638 535	74.07%	99.31%	0.69%	0.15%

7. Ordinary resolution number 1- 3: To re-elect Dr M Flöel as a director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 656 481	74.07%	99.53%	0.47%	0.14%

8. Ordinary resolution number 2: To elect Mr S Subramoney as director of the Company

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 639 513	74.07%	99.46%	0.54%	0.15%

9. Ordinary resolution number 3: Appointment of PricewaterhouseCoopers Inc (PwC) as the independent auditor of the Company and the Group for the financial year ending 30 June 2022, to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 658 141	74.07%	99.63%	0.37%	0.14%

10. Ordinary resolution number 4- 1: To elect Ms K C Harper as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 666 613	74.07%	99.22%	0.78%	0.14%

11. Ordinary resolution number 4- 2: To elect Ms G M B Kennealy as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 666 819	74.07%	99.53%	0.47%	0.14%

12. Ordinary resolution number 4- 3: To elect Ms N N A Matyumza as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 663 005	74.07%	98.01%	1.99%	0.14%

13. Ordinary resolution number 4- 4: To elect Mr S Subramoney as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 645 402	74.07%	97.84%	2.16%	0.14%

14. Ordinary resolution number 4- 5: To elect Mr S Westwell as member of the Audit Committee of the Company to hold office until the end of the next AGM

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 661 749	74.07%	96.05%	3.95%	0.14%

15. Special resolution number 1: Approve, with effect from 1 January 2022 until the earlier of this resolution being replaced or two years from the date of the passing of this resolution, the remuneration payable to non-executive directors of the Company for their services as directors

Total number of shares voted	Percentage shares voted*	Percentage for**	Percentage against**	Percentage abstained*
470 649 776	74.07%	86.46%	13.54%	0.14%

* Based on the total number of Sasol Ordinary Shares and Sasol BEE Ordinary Shares in issue, being 635 395 106, as at Friday, 12 November 2021, being the Record Date of the annual general meeting.
** Based on the total number of shares that voted at the annual general meeting.

22 November 2021
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 November 2021

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary